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EXHIBIT 12

Neiman Marcus, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Thirty weeks ended April 29, 2006	Nine weeks ended October 1, 2005	Thirty-nine weeks ended April 30, 2005	Fiscal Years Ended
				July 30, 2005	July 31, 2004	August 2, 2003	August 3, 2002(1)	July 28, 1002
	(Successor)	(Predecessor)		(Predecessor)
	(in thousands, except ratios)
Fixed Charges:
Interest on debt	$148,394	$3,282	$18,218	$24,036	$20,871	$18,686	$20,832	$20,418
Amortization of debt discount and expense	8,192	44	186	248	220	254	251	247
Interest element of rentals	14,850	4,059	17,721	22,770	20,823	19,041	17,952	19,008

Total fixed charges	$171,436	$7,385	$36,125	$47,054	$41,914	$37,981	$39,035	$39,673

Earnings:
Earnings before income taxes, minority interest and change in accounting principle	$90,306	$69,208	$353,279	$399,148	$329,313	$205,840	$162,244	$178,440
Add back:
Fixed charges	171,436	7,385	36,125	47,054	41,914	37,981	39,035	39,673
Amortization of capitalized interest	520	105	391	538	424	401	312	258
Less:
Capitalized interest	(2,357)	(1,146)	(3,675)	(5,350)	(3,036)	(1,425)	(3,116)	(1,954)

Total earnings	$259,905	$75,552	$386,120	$441,390	$368,615	$242,797	$198,475	$216,417

Ratio of earnings to fixed charges	1.5	10.2	10.7	9.4	8.8	6.4	5.1	5.5

(1)
2002 includes 53 weeks of operations while the other years presented consist of 52 weeks of operations.

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Neiman Marcus, Inc. Computation of Ratio of Earnings to Fixed Charges (Unaudited)